Exhibit 99.1

2nd Quarter 2009 Webcast Leopoldo Viriato Saboya CFO and IRO José Antonio Fay CEO

2 All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to changes. Association Agreement – BRF and Sadia Sadia’s results will only be consolidated on the third quarter 2009, according to the Association Agreement and shares incorporation EGSM held on 07/08/09.

01. 2Q09 Results

Breakdown of net sales– 1H09 4 BY PRODUCT BY MARKET DIVERSIFIED PRODUCT PORTFOLIO * Includes UHT, pasteurized and powdered milk Poultry 31.2% Pork/Beef 8.4% Elaborated/Frozen Products 11.4% Specialty Meats 20.8% Other Processed 4.3% Dairy Products 6.6% Milk* 13.5% Others 3.8% Domestic market 56.7% Exports 43.3%

5 Highlights R$ - MILLION HIGHLIGHTS 2Q09 2Q08 % Ch. 1H09 1H08 % Ch. Gross Sales 3,124 3,251 (4%) 6,160 6,098 1% Domestic Market 1,917 1,992 (4%) 3,805 3,735 2% Exports 1,207 1,259 (4%) 2,355 2,363 Net Sales 2,703 2,833 (5%) 5,306 5,295 Gross Profit 593 625 (5%) 1,128 1,161 (3%) Gross Margin 21.9% 22.0% - 21.3% 21.9% - EBIT 12 135 (91%) 16 226 (93%) Net Income 129 76 70% (97) 127 - Net Margin 4.8% 2.7% - (1.8%) 2.4% - Adjusted Net Income 129 76 70% 35 127 (72%) Adjusted Net Margin 4.8% 2.7% - 0.7% 2.4% - EBITDA 133 233 (43%) 250 420 (40%) EBITDA Margin 4.9% 8.2% - 4.7% 7.9% - Earnings per Share* 0.63 0.37 - (0.47) 0.61 - * Consolidated earnings per share (in Reais), excluding treasury shares

02. Business Performance

Costs x Prices x FX

Protein (*US$/kg*) *Brazilian export prices*


pork
chicken
2Q09/2Q08 -29%
2Q09/1Q09 -3%
2Q09/2Q08 -19%
2Q09/1Q09 8%
3,0
2,6
2,2
1,8
2,4
2,0
1,6
1,2
1.99
1.61
Jan-08
May-08
Sep-08
Jan-09
May-09
Pork
Chicken

Milk(*R$/Liter*) *(average prices paid to producers in Brazil)*


2Q09/2Q08 -13%
2Q09/1Q09 11%
0.709
0,8
0,6
0,4
Jan-08
Apr-08
Jul-08
Oct-08
Jan-09
Apr-09

Grains-CBOT *(R$/Bushel)*


soybean
corn
2Q09/2Q08 -15%
2Q09/1Q09 19%
2Q09//2Q08 -32%
2Q09/1Q09 8%
16,0
13,0
10,0
7,0
7,5
6,0
4,5
3,0
10.53
3.28
Jan-08
Apr-08
Jul-08
Oct-08
Jan-09
Apr-09
Jul-09

Dollar *(R$ x US$)*


2Q09/2Q08 23%
2Q09/1Q09 -16%
1.87
2600
2400
2200
2000
1800
1600
1400
1200
1000
Jan-08
Apr-08
Jul-08
Oct-08
Jan-09
Apr-09
Jul-09

7

Average prices – Exports 8 1.50 1.70 1.90 2.10 2.30 2.50 2.70 Jan-08 Feb-08 Mar-08 Apr-08 May-08 Jun-08Jul-08 Aug-08 Sep-08 Oct-08 Nov-08 Dec-08 Jan-09 Feb-09 Mar-09 Apr-09 May-09 Jun-09 4.00 4.20 4.40 4.60 4.80 5.00 5.20 5.40 5.60 5.80 US$ R$

Domestic Market Sales – 2Q09 9 R$ MILLION DOMESTIC MARKET 2Q09 2Q08 % Ch. 2Q09 2Q08 % Ch. Meats 181.0 197.6 (8.4) 992.0 968.4 2.4 In Natura 32.4 41.4 (21.7) 151.9 166.5 (8.8) Poultry 25.3 29.9 (15.4) 109.5 112.8 (2.9) Pork/Beef 7.1 11.5 (38.1) 42.4 53.7 (21.0) Elaborated/Processed (meats) 148.7 156.2 (4.8) 840.1 801.8 4.8 Dairy Products 232.7 296.3 (21.5) 661.0 755.9 (12.5) Milk 181.0 236.7 (23.5) 429.5 481.8 (10.8) Dairy Products/Juice/Others 51.7 59.6 (13.3) 231.5 274.1 (15.5) Other Processed 27.5 26.5 3.4 160.3 154.1 4.0 Soybean Products/ Others 53.3 57.6 (7.5) 104.2 114.2 (8.8) Total 494.4 578.1 (14.5) 1,917.5 1,992.5 (3.8) Processed 227.8 242.4 (6.0) 1,231.9 1,230.0 0.2 % Total Sales 46.1 41.9 - 64.2 61.7 - THOUSAND TONS

Higher demand for cheap products; Strong pressure in pork products with declining prices due to Export Market; 16% Meat Business 10 Dairy More balanced market; Positive demand for fluid milk; Positive consolidated margins. Domestic Market

Exports sales– 2Q09 11 R$ MILLION EXPORT MARKET 2Q09 2Q08 % Ch. 2Q09 2Q08 % Ch. Meats 285.4 291.9 (2.2) 1,200.6 1,238.0 (3.0) In Natura 244.7 243.0 0.7 963.2 958.3 0.5 Poultry 201.8 206.2 (2.2) 765.5 761.3 0.6 Pork/Beef 43.0 36.7 16.9 197.6 197.0 0.3 Elaborated/Processed (meats) 40.7 48.9 (16.8) 237.4 279.7 (15.1) Dairy Products 1.1 2.6 (58.8) 5.8 19.0 (69.7) Milk 0.7 1.7 (57.9) 3.8 12.4 (69.3) Dairy Products 0.4 1.0 (60.3) 2.0 6.7 (70.5) Other Processed 0.1 0.4 (83.3) 0.3 1.6 (81.2) Total 286.6 294.9 (2.8) 1,206.6 1,258.6 (4.1) Processed 41.2 50.3 (18.1) 239.7 287.9 (16.8) % Total Sales 14.4 17.0 - 19.9 22.9 - THOUSAND TONS

 Real appreciation more than off set pass on prices during Q2; Higher expenses and the cost of “technical shutdowns of plants” squeezed margins; Gradual but slow recovery in prices; Lower demand and weak prices for pork and turkey markets; Improvements in the Middle East and Far East chicken markets. Exports 12

Exports by region % NET REVENUE 1H09 1H08 Other Other Countries Countries Middle East Middle East 13.5% 16.0% 29.5% 26.5% Eurasia Eurasia 13.3% 11.0% Europe Europe Far East 21.5% Far East 22.6% 24.2% 22.0%

 Exports 14 Consumers Confidence, Euro Zone Source:Eurostat Retail Sales, Euro Zone (Ch. % y.o.y) 2.0 1.0 0.0 -1.0 -2.0 -3.0 -4.0 0 -10 -20 -30 -40  Jan-08 Mar-08 May-08 Jul-08 Sep-08 Nov-08 Jan-09 Mar-09 May-09 July-09 Jan-08 Mar-08 May-08 Jul-08 Sep-08 Nov-08 Jan-09 Mar-09 May-09 July-09

03. Debt and Investments

Debt 16 R$ MILLION ON 06/30/08 DEBT CURRENT NONCURRENT TOTAL TOTAL % Ch. Local Currency 653 660 1,313 895 47 Foreing Currency 914 2,486 3,399 2,611 30 Gross Debt 1,567 3,145 4,713 3,506 34 Cash Investments Local Currency 635 - 635 511 24 Foreing Currency 798 - 798 401 99 Total Cash Investments 1,433 - 1,433 912 57 Net Accounting Debt 134 3,145 3,280 2,594 26 Exchange Rate Exposure - US$ Million (685) (584) 17 ON 06/30/09

ST debt LT debt Net debt / EBITDA LTM Cash and Equivalent ( R$ billion) 1.8 2.6 4.4 4.4 Notes: 1. Considering a R$4.6 billion primary equity offering in 07/27/09. 2. EBITDA LTM Perdigão( R$1.091 miliom; and EBITDA LTM Sadia: R$970 milion; the combined EBITDA does not consider gains of potential synergies, as of 03/31/2009 Net Debt / EBITDA R$ - million 17 Post - Offering1 1.8 5.7 7.5 2.9 3.6 3.7 7,3 7.3 5.4 9.4 14.8 10.2 3. 3 x 7.0 x 5.1 x 2.8 x Perdigão Sadia BRF BRF - Pós Oferta

Cash gerenation R$ milion 18 - 400 - 232 - 144 26 - 139 327 181 147 517 538 118 - 230 - 219 - 85 373 564 - 21 97 - 400 - 300 - 200 - 100 - 100 200 300 400 500 600 1Q08 2Q08 3Q08 4Q08 1Q09 2Q09 Net Operating Result ? WK Cash generated

Investments 19 1st HALF 2009 R$ 295.5 MILLION Productivity and Optimization 70.4% New Projects 5.8% Bom Conselho/ Três de Maio 23.8%

20 Shareholder’s Composition DIFUSE CONTROL – EQUAL RIGHTS Base: 07.31.09 Number of common shares: 359,595,660 Capital Stock: R$ 9.5 billion Sabiá FIM 1.1% ADR's (NYSE) 6.6% Foreing Investors 26.8% Treasury Shares 0.1% Domestic Investors 33.9% Valia 3.6% Sistel 2.3% Petros 10.9% Previ-BB 14.7%

Shares Performance 21 Traded volume X Shares performance – LTM ADTV US$ 23.9 million 101 98 - 100 200 300 400 500 600 700 800 900 1,000 1,100 1,200 1,300 1,400 1,500 Aug-08 Sep-08 Oct-08 Nov-08 Dec-08 Jan-09 Feb-09 Mar-09 Apr-09 May-09 Jun-09 Jul-09 Volume (US$ million) 40 60 80 100 PRGA3 - Volume PDA - Volume PRGA 3 - Price Ibovespa - Price

Market Capitalization – US$ 22 Considering incorporation of shares( July 08) and Primary equity offering( July 27) 7,970 4,316 314 1,945 4,821 - 1,000 2,000 3,000 4,000 5,000 6,000 7,000 8,000 US$ Million BRF Sadia Tyson Pilgrims Smithfield Hormel 1,966

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